August 20, 2021	Vanessa J. Schoenthaler Direct: (212) 899-9781 Email: vschoenthaler@sfgh.com 230 Park Avenue, Ste. 908 New York, New York 10169 Office: (212) 899-9780 www.SFGH.com

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Messrs. Peter McPhun and Robert Telewicz

Re:	Belpointe PREP, LLC Amendment No. to Registration Statement on Form S-11 Filed July 16, 2021 File No. 333-255424

Dear Messrs. Peter McPhun and Robert Telewicz:

On behalf of Belpointe PREP, LLC, a Delaware limited liability company (the “Company”), we are filing this letter in response to a letter, dated August 10, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (File No. 333-255424), filed with the Commission on July 16, 2021 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is filing via EDGAR an amendment to the Registration Statement (the “Amendment No. 2”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by overnight courier three copies of Amendment No. 2 marked to show changes from the Registration Statement as originally filed.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-11 filed July 16, 2021

Unaudited Pro Forma Consolidated Financial Statements
Note B. 1991 Main, page 100

Messrs. Peter McPhun and Robert Telewicz Securities and Exchange Commission Division of Corporation Finance August 20, 2021 Page 2

1.	Please expand your disclosure to more thoroughly describe the terms of the QOZB sale, including the amount and form of consideration you expect to receive as a result of the transaction. In that regard, it appears that you intend to acquire a $23 million loan receivable as part of the transaction. Your expanded disclosure should include a discussion of the terms of the loan. Additionally, your disclosure should discuss whether you expect to retain sufficient continuing involvement in the QOZB assets such that you will not meet the criteria to derecognize the assets.

In response to the Staff’s comment, the Company has expanded its disclosure in Note B on page 101 of Amendment No. 2 to more thoroughly describe the terms of the QOZB Sale, including the amount and form of consideration, the terms of the QOZB Loan and that, prior to the QOZB Sale, 1991 Main will distribute a majority of its cash and cash equivalents to Belpointe REIT. The Company has also expanded its disclosure in Note D on page 102 of Amendment No. 2 to more thoroughly describe the termination of its preferred equity investment in CMC, including the amount and form of consideration and the terms of the CMC Loan.

Additionally, the Company has disclosed that it does not expect to retain a continuing involvement in the QOZB assets and, as such, it will meet the criteria to derecognize the assets.

Note E. The Offer, Conversion and Merger, page 101

2.	Please expand your disclosure to more clearly describe the net assets you expect to acquire as a result of the acquisition of Belpointe REIT and the purpose for the transaction. In that regard, we note that you intend to dispose of substantially all of the real estate assets of Belpointe REIT promptly after the acquisition transaction.

In response to the Staff’s comment, the Company has expanded its disclosure in Note E on page 102 of Amendment No. 2 to more clearly describe that, as a result of the acquisition of Belpointe REIT, it expects to acquire all of the cash and cash equivalents held by Belpointe REIT as well as to eliminate the Secured Notes and accrued interest between Belpointe REIT and the Company. Additionally, the Company has disclosed that the purpose of the transaction is to transition Belpointe REIT from a corporation organized under the laws of Maryland to a limited liability company organized under the laws of Delaware.

Messrs. Peter McPhun and Robert Telewicz Securities and Exchange Commission Division of Corporation Finance August 20, 2021 Page 3

Pursuant to the term of the Agreement and Plan of Merger by and among the Company, BREIT Merger, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company and Belpointe REIT, Belpointe REIT will sell 1991 Main promptly after the Offer and prior to consummation of the Merger. In order for the Company to qualify as a “qualified opportunity fund” at least 90% of its assets must consist of “qualified opportunity zone property.” In order for a real estate asset to be considered qualified opportunity zone property it must be purchased from an unrelated party. Accordingly, the Company’s acquisition of 1991 Main would constitute non-qualified opportunity zone property and would impact the Company’s ability to meet the 90% asset test. In response to the Staff’s comment, the Company has revised its disclosure on page 96 and in Note B on page 101 of Amendment No. 2 to clarify that the sale of Belpointe REIT 1991 Main is for purposes of preserving its status as qualified opportunity zone investment and the Company’s status as a qualified opportunity fund.

Should you have any questions or if you would like any additional clarification in respect of the Company’s responses, please do not hesitate to contact me at (212) 899-9781.

Very truly yours,

SUGAR FELSENTHAL GRAIS & HELSINGER LLP

Vanessa Schoenthaler

Encl.
cc: Brandon E. Lacoff, Belpointe PREP, LLC